UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

         In the Matter of

NATIONAL FUEL GAS COMPANY                                     SIXTEENTH
NATIONAL FUEL GAS DISTRIBUTION CORPORATION                    CERTIFICATE
NATIONAL FUEL GAS SUPPLY CORPORATION                          PURSUANT TO
SENECA RESOURCES CORPORATION                                  RULE 24
HIGHLAND FOREST RESOURCES, INC.
         (F/K/A HIGHLAND LAND & MINERALS, INC.)
LEIDY HUB, INC.
DATA-TRACK ACCOUNT SERVICES, INC.
NATIONAL FUEL RESOURCES, INC.
HORIZON ENERGY DEVELOPMENT, INC.
SENECA INDEPENDENCE PIPELINE COMPANY
NIAGARA INDEPENDENCE MARKETING COMPANY
UPSTATE ENERGY INC. (F/K/A NIAGARA ENERGY TRADING INC.)
HORIZON POWER, INC. (F/K/A NFR POWER, INC.)
HORIZON ENERGY DEVELOPMENT B.V.

File No. 70-9153
(Public Utility Holding Company Act of 1935)

        THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company ("National"), and its subsidiaries: National Fuel Gas Distribution Corporation ("Distribution Corporation"), National Fuel Gas Supply Corporation ("Supply Corporation"), Seneca Resources Corporation ("Seneca"), Highland Forest Resources, Inc., formerly known as Highland Land & Minerals, Inc., ("Highland") on its own behalf and as successor by merger to Utility Constructors, Inc. ("UCI"), Leidy Hub, Inc. ("Leidy"), Data-Track Account Services, Inc. ("Data-Track"), National Fuel Resources, Inc. ("NFR"), Horizon Energy Development, Inc. ("Horizon Energy"), Seneca Independence Pipeline Company ("SIP"), Niagara Independence Marketing Company ("NIM"), Upstate Energy Inc., formerly known as Niagara Energy Trading Inc., ("Upstate"), Horizon Power, Inc. formerly known as NFR Power, Inc. ("Power") and Horizon Energy Development B.V. ("Horizon B.V.") (collectively, the "Subsidiaries"), in their Application-Declaration on Form U-1, as amended, ("Application-Declaration") in SEC File No. 70-9153, have been carried out in accordance with the terms and conditions, and for the purposes as represented by said Application-Declaration, and the Order of the Securities and Exchange Commission ("Commission") (HCAR No. 35-26847 dated March 20, 1998) with respect thereto, as amended.

1.   EXTERNAL FINANCING BY NFG

BORROWING BY NATIONAL

a.  Short-term Debt

         National borrowed funds by issuing commercial paper and/or short-term notes (in all cases having maturities of no more than 270 days) to banks or other financial institutions during the quarter ended December 31, 2001 (“Quarter”) as summarized below:

---------------------------------------------------------------------------------
At Beginning      At End           Maximum Level              Minimum Level
 of Quarter     of Quarter    of Such Short-term Debt    Of Such Short-term Debt
 ----------     ----------    -----------------------    -----------------------

$25,900,000    $28,900,000          $29,300,000                $25,400,000

b.  Long-term securities

(1)  Long-Term Debt Securities; Preferred Stock

         On November 20, 2001, National issued $150,000,000 of long-term debt securities. Such securities were designated 6.70% medium term notes, and will become due and payable on November 21, 2011. After deducting underwriting discounts and commissions, the net proceeds to National amounted to $148,977,000. As part of the same series of transactions, National acquired corresponding notes from Seneca and Highland in the amounts of $120,000,000, and $30,000,000, respectively. Seneca and Highland each used the proceeds from the sale of such notes to repay equivalent amounts of short-term debt. National has no preferred stock outstanding.

(2)  Stock Issuance Plans

During the Quarter, National issued the following shares of common stock through the following plans ("Stock Issuance Plans"):

                              Number of         Number of Shares Exchanged as
Name of Plan                  Shares Issued     Consideraton for Share Issuances
------------                  -------------     --------------------------------

Direct Stock Purchase and           -0-                    N/A
Dividend Reinvestment Plan

Tax Deferred Savings              70,052                   N/A
Plans [401(k)]

Retainer Policy for                1,680                   N/A
Outside Directors

1997 Award & Option Plan            -0-                    -0-

1993 Award & Option  Plan         24,100                   -0-

1984 Stock Plan                   28,148                  8,657

1983 Incentive Stock Option       14,376                  7,108
Plan

Total Number of                  138,356                 15,765
Shares Issued/Exchanged

Net New Shares                   122,591
Aggregate gross consideration received upon issuance of 122,591 shares: $2,565,047.72.

         Effective November 1, 1999, National combined its former Customer Stock Purchase, and Dividend Reinvestment and Stock Purchase Plans into a new plan known as the National Fuel Direct Stock Purchase and Dividend Reinvestment Plan. The purpose of is to promote the long-term ownership of National’s common stock by allowing for the purchase thereof directly from National, through cash purchases and through reinvestment of cash dividends.

         The purpose of National’s two Tax-Deferred Savings Plans is to encourage certain employees of National and of its Subsidiaries to provide for their retirement needs by providing opportunities for long-term capital accumulation, to promote ownership of National’s common stock among certain employees, to provide an attractive employee benefit, and to keep National’s employee benefit program competitive with programs offered by other corporations.

         The purpose of National’s Retainer Policy for outside directors is to pay outside directors a portion of their annual retainer in common stock of National. This promotes the long-term ownership of National’s common stock by outside directors.

         National adopted its four award and option plans in order to attract, retain and motivate key employees of outstanding ability. These plans were intended to provide an incentive to key employees to maximize the long-range profits, revenues, and financial integrity of National by increasing the personal stake of those employees in the continued success and growth of National, and by providing significant incentives to their continuation of employment at National and its Subsidiaries.

         On December 12, 2001, the Compensation Committee of the Board of Directors of National awarded 600,000 stock options pursuant to the National Fuel Gas Company 1997 Award and Option Plan.

(3)  Compliance With Parameters Concerning Long-Term Securities

        During the Quarter, all long-term debt of National had bond ratings of "investment grade", and National's common equity (as reflected in its Form 10-K) did not fall below 30% of National's consolidated capitalization.

c.   Hedging Transactions

         During the Quarter, National did not enter into any hedges or other derivative transactions as contemplated by the Application-Declaration either pursuant to a Hedge Program or an Anticipatory Hedge Program.

d.   Other Securities

         During the Quarter, National did not issue other types of securities (“Other Securities”).

2.   MONEY POOL

         During the Quarter, National coordinated the borrowing requirements of Subsidiaries through the system money pool (“Money Pool”). Money Pool activities included:

         a.  National sold commercial paper during the Quarter, through Merrill Lynch Money Markets, Inc., J.P. Morgan Securities Inc. and/or Goldman, Sachs & Co. The proceeds thereof which were not needed for National's own corporate purposes were loaned by National to certain Subsidiaries that borrowed either directly or through the Money Pool during the Quarter.

                  Commercial Paper Outstanding
----------------------------------------------------------------------
                                Maximum Amount       Minimum Amount
At Beginning      At End      Outstanding During    Outstanding During
 of Quarter     of Quarter         Quarter               Quarter
  ----------    ----------         -------               -------

$200,000,000   $60,700,000       $200,000,000          $53,100,000

         b.   National issued short-term notes to banks or other financial institutions during the Quarter. The proceeds thereof which were not needed for National’s own corporate purposes were loaned by National to certain Subsidiaries that borrowed either directly or through the Money Pool during the Quarter.

National's External Bank/Financial Institution Borrowings Outstanding (Money Pool)
----------------------------------------------------------------------------------
                                        Maximum Amount       Minimum Amount
     At Beginning       At End       Outstanding During    Outstanding During
      of Quarter      of Quarter           Quarter               Quarter
      ----------      ----------           -------               -------

     $234,000,000    $237,900,000        $299,100,000         $145,000,000

         c.   The maximum aggregate amount of external short-term debt borrowed by National (for its own use and for the Money Pool) at any time during the Quarter was $446,200,000, and the maximum aggregate amount that National and its Subsidiaries lent to other Subsidiaries participating in the Money Pool at any time during the Quarter was $512,900,000.

         d.  The following table lists cash balances that National and certain Subsidiaries (i.e., Subsidiaries with surplus funds) loaned to other Subsidiaries that borrowed through the Money Pool during the Quarter:

                          Cash Balances Loaned Through the Money Pool
                  ------------------------------------------------------------
                  At Beginning        At End
                   of Quarter       Of Quarter       Maximum         Minimum
                   ----------       ----------       -------         -------

National           $32,000,000     $29,700,000     $30,600,000     $26,300,000
Distribution                 0               0               0               0
Supply                       0               0               0               0
Seneca              30,300,000      36,300,000      46,200,000      30,000,000
Highland                     0               0               0               0
Leidy                  800,000         800,000         800,000         800,000
Data-Track             700,000         600,000         700,000         600,000
NFR                          0               0               0               0
Horizon Energy         600,000         100,000         600,000               0
SIP                          0               0               0               0
NIM                          0               0               0               0
Upstate                      0               0               0               0
Power                        0               0               0               0

         e.   The following table lists cash balances that certain Subsidiaries borrowed through the Money Pool during the Quarter. National does not borrow from its Subsidiaries through the Money Pool or otherwise. In addition, neither Horizon Energy nor Power borrow from the Money Pool.

                                Borrowings from the Money Pool
                 -------------------------------------------------------------
                 At Beginning       At End          Maximum         Minimum
                  of Quarter      of Quarter       Borrowed         Borrowed
                  ----------      ----------       --------         --------

Distribution     $ 74,600,000    $ 83,600,000     $ 90,200,000      46,500,000

Supply             33,400,000      29,100,000       42,000,000      24,500,000
Seneca            291,900,000     183,300,000      304,900,000     179,800,000
Highland           62,900,000      34,400,000       62,900,000      31,800,000
Leidy                       0               0                0               0
Data-Track                  0               0                0               0
NFR                19,000,000      11,100,000       18,900,000       1,100,000
SIP                13,200,000      13,700,000       13,700,000      13,200,000
NIM                         0               0                0               0
Upstate             3,600,000      10,900,000       10,900,000       3,600,000

3.   USE OF PROCEEDS

         National has used the proceeds of the aforementioned issuances of short-term debt, and the borrowing Subsidiaries have used the proceeds of their Money Pool borrowings, for acquisitions, capital expenditures, working capital needs, for the retirement or redemption of securities, or for other general corporate purposes.

4.   EXTERNAL FINANCING BY DISTRIBUTION

         During the Quarter, Distribution did not engage in external financing.

5.   FINANCING ENTITIES

         During the Quarter, National and Seneca, one of National’s nonutility Subsidiaries, began the process of organizing new corporations and partnerships for the purpose of facilitating the financing of certain of Seneca’s oil and gas operations. Once the final structure of these financing entities is determined, National and Seneca will report all relevant details of such financing entities.

6.   GUARANTEES BY NATIONAL

         During the Quarter, National made guarantees on behalf of its Subsidiaries in the aggregate amount of $9,000,000. The maximum amount of guarantees or credit support that National had outstanding to its Subsidiaries at any time during the quarter was $578,160,000.

         All guarantees relate to gas transportation, purchases or sales, or other credit support agreements relating to the Subsidiaries’ existing businesses.

7.   ACQUISITIONS OF EWGS, FUCOS AND RULE 58 COMPANIES

         During the Quarter, neither National nor any of its Subsidiaries made any investments in entities that had been designated as exempt wholesale generators (EWGs) (except for Power’s ongoing development activities in accordance with its EWG status) or foreign utility companies (FUCOs), and neither National or any of its Subsidiaries made any investments in energy-related companies and gas-related companies under Rule 58 other than loans reported herein or on National’s Form U-6B-2 or Form U-9C-3 for the Quarter.

         The aggregate investment of National and its Subsidiaries in EWGs and FUCOs does not exceed the limits set forth in the Commission’s Rule 53.

SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Sixteenth Certificate Pursuant to Rule 24 to be signed on their behalf by the undersigned thereunto duly authorized.

NATIONAL FUEL GAS COMPANY

By:  /s/ P. C. Ackerman
     -----------------------------------
         P. C. Ackerman
         Chairman, President & CEO

NATIONAL FUEL GAS DISTRIBUTION
CORPORATION

By:  /s/ D. F. Smith
     -----------------------------------
         D. F. Smith
         President

SENECA RESOURCES CORPORATION

By:  /s/ J. A. Beck
     -----------------------------------
         J. A. Beck
         President

NATIONAL FUEL GAS SUPPLY CORPORATION

By:  /s/ D. J. Seeley
     -----------------------------------
         D. J. Seeley
         President

NATIONAL FUEL RESOURCES, INC.

By:  /s/ W. M. Petmecky
     -----------------------------------
         W. M. Petmecky
         Secretary/Treasurer

HORIZON ENERGY DEVELOPMENT, INC.

By:  /s/ P. C. Ackerman
     -----------------------------------
         P. C. Ackerman
         President

HIGHLAND FOREST RESOURCES, INC.

By:  /s/ J. A. Beck
     -----------------------------------
         J. A. Beck
         President

DATA-TRACK ACCOUNT SERVICES, INC.

By:  /s/ D. F. Smith
     -----------------------------------
         D. F. Smith
         President

LEIDY HUB, INC.

By:  /s/ W. E. DeForest
     -----------------------------------
         W. E. DeForest
         President

SENECA INDEPENDENCE PIPELINE COMPANY

By:  /s/ W. E. DeForest
     -----------------------------------
         W. E. DeForest
         President, Secretary & Treasurer

NIAGARA INDEPENDENCE MARKETING COMPANY

By:  /s/ T. L. Atkins
     -----------------------------------
         T. L. Atkins
         Treasurer

UPSTATE ENERGY INC.

By:  /s/ T. L. Atkins
     -----------------------------------
         T. L. Atkins
         Treasurer

HORIZON POWER, INC.

By:  /s/ B. H. Hale
     -----------------------------------
         B. H. Hale
         President

HORIZON ENERGY DEVELOPMENT B.V.

By:  /s/ B. H. Hale
     -----------------------------------
         B. H. Hale
         Managing Director

Dated:  February 27, 2002